Exhibit 99.1

For Immediate Publication

Press Release
For the second quarter and first six months ended June 30, 2002
All amounts are in US$ unless otherwise stated

ClearWave Increases Net Income to $5.4 million
and EBITDA to $58.7 Million for Second Quarter

Amsterdam, The Netherlands and Montreal, Canada, August 12, 2002 — ClearWave N.V. (“ClearWave” or the “Company”), a subsidiary of Telesystem International Wireless Inc. (“TIW”), today announced its financial and operating results for the second quarter and first six months ended June 30, 2002. The Company controls cellular operations in Romania and the Czech Republic.

ClearWave achieved profitability for the fifth consecutive quarter, with a net income of $5.4 million, or $0.06 per share, for the second quarter, compared to $1.5 million, or $0.02 per share, for the corresponding period in 2001. The increased profitability reflects continued strength in Romania and improving financial performance in the Czech Republic.

“Our strong performance in the second quarter demonstrates that we have built solid operating companies with sustainable businesses in both Romania and the Czech Republic,” said Alexander Tolstoy, President and Chief Executive Officer of ClearWave. “Our revenues and profitability continue to grow in Romania and our Czech Republic cellular operations are rapidly improving their financial results now that we have reached a critical mass of over one million subscribers in that country.”

ClearWave recorded 240,700 net activations for the quarter to reach 3,408,300 total subscribers, a 70% increase compared to 2,002,400 subscribers at the end of the second quarter of 2001. On a proportionate basis, ClearWave added for the quarter 122,500 net subscribers to reach 1,732,300 compared to 1,042,000 proportionate subscribers at the end of the second quarter of 2001, an increase of 66%.

Service revenue increased 37% to $156.4 million compared to $114.0 million for the second quarter of 2001. Selling, general and administrative (SG&A) expenses declined to 28% of service revenues from 32% for the same period last year. Operating income before depreciation and amortization (EBITDA) increased 70% to $58.7 million compared to $34.6 million for the second quarter last year. Operating income was $23.4 million compared to $6.4 million for the same 2001 period.

For the first six months, net income was $7.5 million, or $0.09 per share, compared to a net loss of $78,000, or $0.00 per share, for the same period in 2001. Service revenues were up 40% to $312.8 million compared to $223.8 million for the same period last year. EBITDA more than doubled to $111.7 million compared to $53.9 million for the first six months of 2001 and operating income reached $42.3 million, a strong turnaround compared to an operating loss of $1.0 million for the same 2001 period.

MobiFon S.A. — Romania

MobiFon added 156,500 net subscribers for the second quarter for a total of 2,337,000, compared to 1,462,300 subscribers at the end of the same 2001 period, an increase of 60%. For the same quarter last year, MobiFon recorded 147,300 net additions.

The pre-paid/post-paid mix at the end of the second quarter was 64/36 compared to 60/40 a year ago; the average monthly churn rate remained low at 1.55% for the quarter and 1.46% for the first six months and compared favorably to the 1.75% experienced during the first six months of 2001. As of June 30, 2002, MobiFon held an approximate 53.8% share of the cellular market in Romania compared to a market share of approximately 49% at the end of the second quarter 2001.

Service revenues increased by 19% to $103.0 million, due to a larger subscriber base including a larger proportion of prepaid subscribers, compared to $86.6 million for the second quarter last year, while SG&A expenses were stable at 23% of service revenues for both periods. EBITDA increased 20% to $55.9 million compared to $46.4 million for the same period last year and EBITDA as a percent of service revenue improved to 54.3% compared to 53.6% in the quarter ending June 30, 2001. Operating income rose 26% to $35.2 million compared to $27.9 million for the second quarter in 2001.

For the first six months, service revenues increased 21% to $198.9 million compared to $164.6 million for the same period last year. EBITDA increased 25% to $108.5 million compared to $86.6 million for the 2001 period. Operating income rose 32% to $67.1 million compared to $51.0 million for the first six months of 2001.

Subsequent to June 30, 2002, MobiFon paid $15.5 million to its shareholders, representing the second installment of a dividend declared in the first quarter of this year. The third installment will be paid in October 2002, subject to MobiFon meeting certain financial tests at the September quarter end. The total amount of the dividend declared is approximately $27.6 million, of which ClearWave’s total share is approximately $17.5 million.

Cesky Mobil a.s. — Czech Republic

Cesky Mobil added 84,200 net subscribers for the second quarter, to reach 1,071,300 subscribers, an increase of 98% compared to 540,100 subscribers at the end of the second quarter of 2001. Cesky Mobil estimates it held a 14% share of the national cellular market as of June 30, 2002, compared to a 10% share at the same time last year. During the past 12 months, management estimates cellular penetration in the Czech Republic increased to 75.3% from 54.1% at the end of the second quarter of 2001 when Cesky Mobil recorded net additions of 137,200 subscribers. The Company’s pre-paid/post-paid mix as of June 30, 2002 was 73/27 compared to 67/33 at June 30, 2001; this change in mix is primarily attributable to the strong growth in prepaid subscribers experienced during the last quarter of 2001 and the first quarter of 2002.

Service revenues nearly doubled to $53.5 million compared to $27.5 million for the second quarter of 2001. Cesky Mobil recorded EBITDA of $3.6 million, its second consecutive quarter of positive EBITDA, compared to negative EBITDA of $11.0 million for the same period last year. This improvement reflects the revenue impact of rapid subscriber growth and economies of scale. SG&A expenses declined to 38% of service revenues compared to 56% for the same period last year. Operating loss improved to $10.9 million compared to $20.7 million for the second quarter of 2001.

For the first six months, service revenues doubled to reach $96.2 million compared to $48.1 million for the same period in 2001. EBITDA reached $4.5 million compared to negative EBITDA of $30.2 million for the first six months of last year, an improvement of $34.7 million. Operating loss declined to $23.5 million compared to $49.5 million for the same period in 2001.

Liquidity and Capital Resources

Operating activities provided cash of $46.1 million for the second quarter and $73.7 million for the first six months, compared to cash used of $31.2 million and $53.2 million, respectively for the same periods in 2001. The primary factors contributing to the higher six month operating cash flow were $57.8 million higher operating income before depreciation and amortization and an $81.7 million decrease in working capital needs.

Acquisitions of property, plant and equipment totaled $53.7 million for the second quarter and $107.5 million for the first six months of 2002, compared to $38.1 million and $69.3 million, respectively, for the same periods in 2001. The increase in both 2002 periods compared to the previous year reflects the fact that in 2001, Cesky Mobil’s site expansion program occurred nearly entirely during the last quarter of the year while, in 2002, it is evenly distributed throughout the year. Additionally in 2002, payments relating to prior periods’ capital expenditures of approximately $20 million were made.

Financing activities provided cash of $0.4 million for the second quarter and $36.0 million for the first half of 2002, after taking into account the repayment of $24.4 million of long-term debt by MobiFon during the latest quarter. In line with plans, Cesky Mobil drew $14.4 million from its long-term syndicated Euro and Czech Koruna denominated credit facility in the second quarter. The undrawn amount available under this credit facility is Euro 68.2 million and Koruna 951.6 million (total of approximately $100 million).

Total indebtedness at the end of the second quarter was $707 million, comprised of $238 million at MobiFon and $469 million at Cesky Mobil. Cesky Mobil’s indebtedness includes $42.8 million payable to network equipment vendors and $45 million in unrealized losses associated with derivative financial instrument positions. In addition, at the corporate level, ClearWave has outstanding loans of $107.9 million due to TIW and affiliated companies.

As of June 30, 2002, the current business plans of both MobiFon and Cesky Mobil were fully funded and, on a consolidated basis, ClearWave held cash and cash equivalents of $59.5 million. At the corporate level, following the end of the quarter, the Company received $9.8 million from MobiFon, representing its share of the second installment of a dividend declared on March 27, 2002. The Company will use the proceeds for general corporate purposes and also intends to use available cash resources at the corporate level to repay amounts due to its parent TIW and its affiliates. TIW reports a going concern uncertainty in its financial statements. In the event that TIW’s creditors enforce their claims over the Company’s shares and advances, uncertainty may arise regarding the timing for repayment of these advances.

Subsequent Event

Following the end of the quarter, MobiFon announced it had mandated the European Bank for Reconstruction and Development (EBRD) to act as the lead arranger of a $300 million senior loan facility. The proposed 6 year senior loan financing consists of an EBRD Loan of up to $ 230 million, including an EBRD A-Loan of up to $ 120 million and an EBRD B-Loan of up to $ 110 million jointly arranged and underwritten by ABN AMRO Bank NV and Bank Austria Creditanstalt. Two parallel loans of $ 35 million each from Export Development Canada and Nordic Investment Bank are also expected to be part of the financing. MobiFon intends to use the proceeds from the loan to repay all existing indebtedness and to fund its continued growth. The loan package is subject to the completion of certain conditions including the negotiation and execution of definitive agreements and the receipt of certain approvals.

Conference Call

The conference call with analysts on the second quarter 2002 results will be part of the TIW conference call. It will be made available via an audio web cast from TIW’s Internet site. The web cast is scheduled to begin at 9:00 a.m. EDST on Tuesday, August 13, 2002 (at http://www.tiw.ca). A replay of the conference call can also be heard between 12:00 p.m. on August 13 and 11:59 p.m. on September 13. To access the replay facility, dial (416) 695-5800 and you will be instructed to enter the access code: 1233533.

Forward-looking Statements

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of the Company with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

About ClearWave N.V. and TIW

TIW, through its subsidiary ClearWave N.V., is a leading cellular operator in Central and Eastern Europe with over 3.5 million managed subscribers. ClearWave is the market leader in Romania through MobiFon S.A. and is active in the Czech Republic through Cesky Mobil a.s. TIW’s shares are listed on the Toronto Stock Exchange (“TIW”) and NASDAQ (“TIWI”).

For Information:

In North America:	In Central/Eastern Europe:

Media:
Mark Boutet Telesystem International Wireless Inc. Tel.: (514) 673-8406 mboutet@tiw.ca	Igor Prerovsky ClearWave N.V. Tel.: + 4202.7117.1551 igor.prerovsky@oskarmobil.cz
Investors: Serge Dupuis Telesystem International Wireless Inc. Tel.: (514) 673-8443 sdupuis@tiw.ca Our web site addresses are: www.tiw.ca www.clearwave.cz www.oskarmobil.cz www.connex.ro

ClearWave N.V.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

(in thousands of US dollars, except operating and per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2002	2001	2002	2001
	$	$	$	$

	(Unaudited)		(Unaudited)
STATEMENTS OF INCOME (LOSS) AND CASH FLOWS DATA: (3) Revenues	165,982	119,750	312,783	223,816
Operating Income (loss)	23,384	6,400	42,329	(990)
Interest expense, net	(16,705)	(16,979)	(35,115)	(29,456)
Foreign exchange gain	7,467	1,572	9,257	379
Income taxes	8,662	—	15,491	—
Minority interest	(43)	10,504	6,557	29,989
Net income (loss)	5,441	1,497	7,537	(78)
Basic and diluted net income (loss) per share	0.06	0.02	0.09	(0.00)
Acquisitions of property, plant and equipment	(53,677)	(38,066)	(107,485)	(69,327)
Increase of ownership in subsidiaries	—	—	—	(23,239)
OPERATING DATA: (3) Operating income before depreciation and amortization(5)	58,689	34,608	111,699	53,881

	As of June 30, 2002	As of December 31, 2001
	$	$

	(unaudited)
BALANCE SHEET DATA: (3)
Cash and cash equivalents	59,481	54,982
Total assets	1,329,010	1,192,116
Long-term debt, including current portion (1)	704,048	651,606
Funded capital(2)	185,332	185,332
Total shareholders’ equity	168,484	134,042

OVERVIEW OF OPERATIONS

(as of June 30, 2002)

		Start-up	Licensed			Equity
		Date of	POPs	Total	Equity	POPs	Equity
Technology		Operations	(millions)	Subscribers(4)	Interest	(millions)	Subscribers(6)
Central / Eastern Europe Cellular
Romania	GSM	Q2 1997	22.5	2,337,000	63.5%	14.3	1,484,900
Czech Republic	GSM	Q1 2000	10.3	1,071,300	23.1%	2.38	247,400

			32.8	3,408,300		16.7	1,732,300

(1)	Includes long-term derivative financial instrument position

(2)	Proceeds from share issuance and share premium.

(3)	The results of Mobifon (Romania) and Cesky Mobil (Czech Republic) are fully consolidated.

(4)	Figures include 1,395,818 and 725,467 prepaid subscribers in Romania and Czech Republic, respectively, but excludes ISP subscribers.

(5)	The company uses the term operating income (loss) before depreciation and amortization (or EBITDA) which may not be comparable to similarly titled measures reported by other companies. Operating income (loss) before depreciation and amortization should not be considered in isolation or as an alternative measurement operating performance or liquidity to net loss, operating loss, cash flows from operating activities or any other measure of performance under GAAP.

The Company believes that operating income (loss) before depreciation and amortization is viewed as relevant supplemental measure of performance in the wire telecommunications industry.

(6)	Proportional financial figures and other operational data represent the combination of ClearWave’s ultimate proportionate ownership in each of its subsidiaries and is not intended to represent any measure of performance in accordance with generally accepted accounting principles.

CLEARWAVE N.V.

Second Quarter 2002

Interim Financial Statements (unaudited)

ClearWave N.V.

CONSOLIDATED BALANCE SHEETS

(in thousands of US dollars)

	June 30,	December 31,
	2002	2001
	$	$

	(Unaudited)	(Note 1)
ASSETS
Current assets
Cash and cash equivalents	59,481	54,982
Trade debtors	45,994	44,054
Inventories	14,147	15,386
Value added taxes recoverable	5,586	6,772
Prepaid expenses	23,480	10,843
Vendor prepayments	6,231	10,566
Deferred income tax asset	952	3,548
Other current assets	9,344	7,772

Total current assets	165,215	153,923

Property, plant and equipment	994,598	871,070
Licenses	99,648	97,667
Goodwill (Note 2)	52,606	52,606
Deferred financing costs	16,943	16,850

	1,329,010	1,192,116

LIABILITIES AND SHAREHOLDERS’ EQUITY Current liabilities
Accounts payable — trade	86,785	70,611
Accounts payable — TIW group	8,646	11,451
Accrued interest	6,169	6,819
Other accrued liabilities	29,586	27,162
Due to parent and affiliated companies	107,890	90,144
Deferred revenues	34,162	32,370
Derivative financial instrument position	3,125	2,788
Current portion of long-term debt	54,312	41,251

Total current liabilities	330,675	282,596

Deferred income tax liability	4,480	3,548
Long-term debt	607,798	580,272
Derivative financial instrument position	41,938	30,083
Minority interest	175,635	161,575

Shareholders’ equity
Share capital 45,868,498 Class A Subordinate Voting Shares and 38,230,950 Class B Multiple Voting Shares	21,467	21,467
Share premium	163,865	163,865
Deficit	(37,971)	(45,508)
Accumulated other comprehensive income (loss)
Foreign currency translation adjustment	26,204	979
Fair value of interest rate and cross-currency swaps	(5,081)	(6,761)

Total shareholders’ equity	168,484	134,042

	1,329,010	1,192,116

ClearWave N.V.

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE
INCOME (LOSS) (UNAUDITED)

(in thousands of US dollars, except per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2002	2001	2002	2001
	$	$	$	$

Revenues
Services	156,432	114,090	295,127	212,659
Equipment	9,550	5,660	17,656	11,157

	165,982	119,750	312,783	223,816

Cost of services	48,864	38,908	91,095	78,124
Cost of equipment	13,931	9,748	26,908	19,219
Selling, general and administrative expenses	44,498	36,486	83,081	72,592
Depreciation and amortization	35,305	28,208	69,370	54,871

Operating income (loss)	23,384	6,400	42,329	(990)
Interest expense	(16,891)	(17,818)	(35,616)	(31,841)
Interest and other income	186	839	501	2,385
Foreign exchange gain	7,467	1,572	9,257	379

Income (loss) before income taxes and minority interest	14,146	(9,007)	16,471	(30,067)
Income taxes (Note 4)	8,662	—	15,491	—

Income (loss) before minority interest	5,484	(9,007)	980	(30,067)
Minority Interest	(43)	10,504	6,557	29,989

Net income (loss)	5,441	1,497	7,537	(78)

Foreign currency translation adjustment	25,349	(648)	25,225	(6,012)
Cumulative effect of change in accounting principle for derivatives and hedging activities	—	—	—	(1,318)
Change in fair value of interest rate and cross currency swaps	(684)	783	1,680	(4,047)

Comprehensive income (loss)	30,106	1,632	34,442	(10,137)

Weighted average number of shares	84,099,448	84,099,448	84,099,448	84,099,448
Basic and diluted net income (loss) per share	0.06	0.02	0.09	(0.00)

ClearWave N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(in thousands of US dollars)

	Three months ended		Six months ended
	June 30,		June 30,
	2002	2001	2002	2001
	$	$	$	$

OPERATING ACTIVITIES
Net income (loss)	5,441	1,497	7,537	(78)
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities
Depreciation and amortization	35,305	28,208	69,370	54,871
Accreted interest on long-term debt	684	592	1,318	1,147
Minority interest	43	(10,504)	(6,557)	(29,989)
Other non-cash items	(3,017)	(3,045)	3,219	3,690
Changes in operating assets and liabilities	7,676	(47,982)	(1,158)	(82,819)

Cash provided by (used in) operating activities	46,132	(31,234)	73,729	(53,178)

INVESTING ACTIVITIES
Acquisitions of property, plant and equipment	(53,677)	(38,066)	(107,485)	(69,327)
Increase of ownership in subsidiaries	—	—	—	(23,239)

Cash used in investing activities	(53,677)	(38,066)	(107,485)	(92,566)

FINANCING ACTIVITIES
Advances from parent company	—	1,075	7,055	21,771
Issuance of subsidiaries’ shares to minority interest	14,965	21,121	29,930	35,534
Subsidiary’s dividends paid to minority interest	(4,170)	—	(4,170)	—
Proceeds from issue of long-term debt	14,397	25,380	27,927	25,380
Repayment of long-term debt	(24,439)	—	(24,439)	—
Deferred financing costs	(308)	—	(308)	—

Cash provided by financing activities	445	47,576	35,995	82,685

Net effect of exchange rate translation on cash and cash equivalents	2,992	(2,146)	2,260	(2,929)

Net change in cash and cash equivalents	(4,108)	(23,870)	4,499	(65,988)
Cash and cash equivalents, beginning of period	63,589	79,111	54,982	121,229

Cash and cash equivalents, end of period	59,481	55,241	59,481	55,241

ClearWave N.V.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (UNAUDITED)

(in thousands of US dollars)

				Accumulated
				Other	Total
	Share	Share		Comprehensive	Shareholders'
	Capital	Premium	Deficit	Income (Loss)	Equity
	$	$	$	$	$

Balance as at December 31, 2000	21,467	163,865	(52,843)	(3,087)	129,402
Comprehensive loss	—	—	(1,575)	(10,194)	(11,769)
Balance as at March 31, 2001	21,467	163,865	(54,418)	(13,281)	117,633
Comprehensive income (loss)	—	—	1,497	(1,183)	314
Balance as at June 30, 2001	21,467	163,865	(52,921)	(14,464)	117,947
Balance as at December 31, 2001	21,467	163,865	(45,508)	(5,782)	134,042
Comprehensive income	—	—	2,096	2,240	4,336
Balance as at March 31, 2002	21,467	163,865	(43,412)	(3,542)	138,378
Comprehensive income	—	—	5,441	24,665	30,106
Balance as at June 30, 2002	21,467	163,865	(37,971)	21,123	168,484

ClearWave N.V.

NOTES TO CONSOLIDATED INTERIM
FINANCIAL STATEMENTS (UNAUDITED)

June 30, 2002
(in thousands of U.S. dollars)

NOTE 1
BASIS OF PRESENTATION

The unaudited consolidated interim financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) for interim financial information and are based upon accounting policies and methods consistent with those used and described in the annual financial statements prepared under U.S. GAAP. These interim financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. These financial statements, with the exception of the accounting standard change described in note 2, should be read in conjunction with the most recent annual financial statements. In the opinion of management all adjustments of a normally recurring nature considered necessary for a fair presentation have been included. Operating results for the three and six month periods ended June 30, 2002 are not necessarily indicative of the results that may be expected for the year ended December 31, 2002. The consolidated balance sheet as at December 31, 2001 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by U.S. GAAP for complete financial statements.

NOTE 2
ACCOUNTING POLICY CHANGE

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets. Under the new standard, goodwill is no longer amortized. Similar requirements were also issued in Canada under Section 3062 of the CICA Handbook. Effective January 1, 2002, the Company has adopted Statement 142 and applied its recommendations prospectively.

The following table reconciles the reported net income and adjusted net income excluding amortization of goodwill:

	For the three months		For the six months
	ended June 30,		ended June 30,

	2002	2001	2002	2001

Reported net income (loss)	$5,441	$1,497	$7,537	$(78)
Amortization of goodwill		700		1,207
Adjusted net income (loss)	$5,441	$2,197	$7,537	$1,129
Adjusted basic and diluted net income per share	0.06	0.03	0.09	0.01

ClearWave N.V.

NOTES TO CONSOLIDATED INTERIM
FINANCIAL STATEMENTS (UNAUDITED)

June 30, 2002
(in thousands of U.S. dollars)

NOTE 3
DISTRIBUTION FROM MOBIFON S.A. (“MOBIFON”)

On March 27, 2002, the Company’s operating subsidiary MobiFon declared a dividend of Lei 900 billion ($27.6 million) of which $11.4 million was paid on April 9, 2002 and $15.5 million was paid subsequent to June 30, 2002. The remaining portion is expected to be paid in October 2002, subject to MobiFon meeting certain financial tests at September 30, 2002. Due to the presence of cash balances at March 31, 2002 and June 30, 2002, MobiFon was also required, under its long-term debt facilities, to make mandatory prepayments of $3.8 million on April 10, 2002 and $5.2 million on July 10, 2002. The amount paid on July 10, 2002 has been included in current portion of long-term debt on the balance sheet. Should the cash balances necessary to facilitate dividend distributions be present on September 30, additional mandatory long-term debt repayments will also be required.

The Company has used a portion of the proceeds to fulfill its funding commitments in its operating subsidiary, Cesky Mobil a.s. and will use the balance for general corporate purposes. The portion of the dividends payable to minority interests totaled approximately $10.0 million, of which $4.2 million was paid on April 9, 2002 and $5.7 million was paid subsequent to June 30, 2002. The unpaid amount of approximately $5.8 million at June 30, 2002 is included in accounts payable on the balance sheet.

The Company intends to use available cash resources at the corporate level to repay amounts due to its parent, Telesystem International Wireless Inc. and affiliates (TIW). TIW reports a going concern uncertainty in its financial statements. In the event that TIW’s creditors enforce their claims over the Company’s shares and advances, uncertainty may arise regarding the timing for repayment of these advances.

NOTE 4
INCOME TAXES

The Company has recorded an income tax expense of $8.7 million and $15.5 million, respectively, for the three and six month periods ended June 30, 2002. These amounts relate to the Company’s operating subsidiary, MobiFon S.A., which has generated net income and has utilized all its net operating loss carryforwards.

NOTE 5
FOREIGN CURRENCY

The movement in the foreign currency translation adjustment of $25.2 million, reported as a comprehensive income for the six month period ended June 30, 2002, is explained by the appreciation of the Czech Koruna during the period. The exchange rate was 35.587 Czech Koruna for one US Dollar and 29.326 Czech Koruna for one US Dollar as at December 31, 2001 and June 30, 2002, respectively.

ClearWave N.V.

NOTES TO CONSOLIDATED INTERIM
FINANCIAL STATEMENTS (UNAUDITED)

June 30, 2002
(in thousands of U.S. dollars)

NOTE 5
FOREIGN CURRENCY (CONT’D)

In addition, to manage a portion of it’s Euro based borrowing exposure, the Company’s operating subsidiary Cesky Mobil a.s. entered into a 6-month Euro to Koruna cross currency swap arrangement for €60.0 million ($59.5 million) on May 11, 2002. The Company has chosen not to designate this instrument as a hedge and as a result the change in fair value of this instrument is included in current liabilities and has been included in the determination of net income.

NOTE 6
CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements were prepared in accordance with U.S. GAAP, which varies in certain respects from Canadian GAAP. The application of Canadian GAAP to these consolidated financial statements would not have materially affected the presentation and disclosure in these consolidated financial statements, except for the following:

Under Canadian GAAP, no comprehensive income (loss) statement would be presented in the consolidated financial statements. The translation adjustment would be presented directly in the shareholders’ equity on a cumulative basis. In addition, the change in the fair value of the interest rate swap and foreign currency hedges would not be recorded and accordingly, the shareholders’ equity would be increased by $5.1 million and $6.8 million, minority interest would be increased by $15.9 million and $16.6 million, current liabilities would be reduced by NIL and $2.8 million and long term liabilities would be reduced by $21.0 million and $20.6 million as at June 30, 2002 and December 31, 2001, respectively, under Canadian GAAP.

ClearWave N.V.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

June 30, 2002
(in thousands of U.S. dollars)

NOTE 7
SEGMENTED INFORMATION

	FOR THE THREE MONTHS ENDED JUNE 30,

	2002				2001

	[unaudited]				[unaudited]

		Czech				Czech
	Romania	Republic	Corporate	Total	Romania	Republic	Corporate	Total
	$	$	$	$	$	$	$	$

Revenues
Services	102,974	53,458	—	156,432	86,551	27,539	—	114,090
Equipment	5,504	4,046	—	9,550	2,698	2,962	—	5,660

	108,478	57,504	—	165,982	89,249	30,501	—	119,750
Cost of Services	20,024	28,840	—	48,864	17,226	21,682	—	38,908
Cost of Equipment	8,971	4,960	—	13,931	5,426	4,322	—	9,748
Selling, general and administrative expenses	23,585	20,070	843	44,498	20,179	15,525	782	36,486
Depreciation and amortization	20,728	14,577	—	35,305	18,556	9,652	—	28,208

Operating income (loss)	35,170	(10,943)	(843)	23,384	27,862	(20,680)	(782)	6,400

Acquisition of property, plant and equipment, including unpaid acquisitions	22,228	15,884	—	38,112	25,974	12,092	—	38,066

Operating income (loss) before depreciation and amortization	55,898	3,634	(843)	58,689	46,418	(11,028)	(782)	34,608

ClearWave N.V.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

June 30, 2002
(in thousands of U.S. dollars)

NOTE 7
SEGMENTED INFORMATION

	FOR THE SIX MONTHS ENDED JUNE 30,

	2002				2001

	[unaudited]				[unaudited]

		Czech				Czech
	Romania	Republic	Corporate	Total	Romania	Republic	Corporate	Total
	$	$	$	$	$	$	$	$

Revenues
Services	198,925	96,202	—	295,127	164,584	48,075	—	212,659
Equipment	10,066	7,590	—	17,656	5,182	5,975	—	11,157

	208,991	103,792	—	312,783	169,766	54,050	—	223,816
Cost of Services	37,983	53,112	—	91,095	33,435	44,689	—	78,124
Cost of Equipment	17,669	9,239	—	26,908	10,574	8,645	—	19,219
Selling, general and administrative expenses	44,861	36,946	1,274	83,081	39,180	30,881	2,531	72,592
Depreciation and amortization	41,330	28,040	—	69,370	35,582	19,289	—	54,871

Operating income (loss)	67,148	(23,545)	(1,274)	42,329	50,995	(49,454)	(2,531)	(990)

Acquisition of property, plant and equipment, including unpaid acquisitions	37,492	50,290	—	87,782	47,869	21,458	—	69,327

Property, plant, equipment, licenses and goodwill as at June 30, 2002 (December 31, 2001)	533,825	613,027	—	1,146,852	537,739	483,604	—	1,021,343

Total assets as at June 30, 2002 (December 31, 2001)	650,732	677,303	975	1,329,010	648,946	542,159	1,011	1,192,116

Operating income (loss) before depreciation and amortization	108,478	4,495	(1,274)	111,699	86,577	(30,165)	(2,531)	53,881